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EXHIBIT 99.4

KPMG LLP Chartered Accountants
Suite 3300 Commerce Court West PO Box 31 Stn Commerce Court Toronto ON M5L 1B2	Telephone (416) 777-8500 Fax (416) 777-8818 Internet www.kpmg.ca

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Iamgold Corporation

We consent to the use of our report, dated March 7, 2005, included in this annual report on Form 40-F.

Toronto, Canada
March 7, 2005

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EXHIBIT 99.4